SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 1)1

Synchrony Financial

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87165B103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. 87165B103	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Private Limited (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,725,657
	6.	SHARED VOTING POWER 17,254,960
	7.	SOLE DISPOSITIVE POWER 28,725,657
	8.	SHARED DISPOSITIVE POWER 17,254,960
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,980,617
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.57%**
12.	TYPE OF REPORTING PERSON* CO

**	Percentage is based on 825,465,791 Common Stock outstanding as of October 24, 2016 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 27, 2016.

Item 1(a).	Name of Issuer

Synchrony Financial

Item 1(b).	Address of Issuers’ Principal Executive Offices

777 Long Ridge Road

Stamford, Connecticut 06902

Item 2(a).	Name of Person Filing

GIC Private Limited

Item 2(b).	Address of Principal Business Office

168, Robinson Road

#37-01, Capital Tower

Singapore 068912

Item 2(c).	Citizenship

Singapore

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

87165B103

Item 3.	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a:

N.A.

Item 4.	Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	No. of Securities Beneficially Owned	Power to Vote		Power to Dispose
Person		Sole[1]	Shared[1]	Sole[1]	Shared[1]
GIC Private Limited[2]	45,980,617	28,725,657	17,254,960	28,725,657	17,254,960

1	GIC Private Limited (“GIC”) is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 28,725,657 securities beneficially owned by it. GIC shares power to vote and dispose of 17,254,960 securities beneficially owned by it with MAS.
2	GIC disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2017		GIC Private Limited
Date

	by	/s/ Celine Loh Sze Ling		/s/ Carol Tan Siew Shean
		Celine Loh Sze Ling	/	Carol Tan Siew Shean
		Senior Vice President		Senior Vice President